

January 25, 2013

Via Email
Robert Dennis
Chief Executive Officer
Genesco Inc.
Genesco Park
1415 Murfreesboro Road
Nashville, TN 37217-2895

> **Re:** **Genesco Inc.**
> **Form 10-K**
> **Filed March 28, 2012**
> **File No. 001-03083**

Dear Mr. Dennis:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended January 28, 2012

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 25

1.   It appears from your recent quarterly reports that your Lids Sports Group has experienced an accelerating decrease in comparable store sales. We also note the reference on page 46 of your Form 10-Q filed December 6, 2012 to "certain fashion and competitive dynamics in the category." In future filings, please revise your MD&A to further clarify material trends in quantitative and qualitative terms and to further explain the underlying factors contributing to changes in earnings and same store sales. In this respect, we also note discussions during your earnings calls regarding the popularity of "snap-back hats." Please provide us with proposed draft disclosure.

Results of Operations—Fiscal 2011 Compared to Fiscal 2010, page 40

2.   We note the statement on page 35 that "e-commerce and catalog sales are excluded from comparable store sales calculations." To the extent material, please revise future filings to address total e-commerce sales and significant period-to-period changes to them where you address your results of operations. Please provide draft disclosure.

Schedule 14A, filed May 14, 2012

Compensation Discussion and Analysis, page 19

3.   We note the discussion of your EVA plan, the FY 2012 bonus multiple disclosed on page 25, and the bonus bank feature discussed on pages 26-7. However, it is unclear how the amounts reported in the Non-equity Incentive Plan Compensation column of your Summary Compensation table were arrived at. For example your disclosure on page 27 refers to "reductions of amounts otherwise payable by the recapture of previously accrued negative balances …" but it is unclear how you considered the guidance in Regulation S-K Compliance and Disclosure Interpretation No. 117.03. Please advise and confirm that, in future filings, your disclosure will explain how the reported amounts were arrived at. In responding, please provide us with your proposed draft disclosure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Jay Williamson at (202) 551-3393 or Jim Lopez at (202) 551-3536 with any questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director